SEC File Number: 000-54474
CUSIP Number: 141657106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X]Form 10-Q
	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR
For Period Ended: June 30, 2011

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I
REGISTRANT INFORMATION
Care Investment Trust Inc.

Full Name of Registrant

Former Name if Applicable:
780 Third Avenue, 21st Floor

Address of Principal Executive Office (Street and Number)
New York, New York 10017

City, State and Zip Code
PART II
RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject to distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.
The filing deadline for the Quarterly Report on Form 10-Q for the period ended June 30, 2011 (the “Form 10-Q”) of Care Investment Trust Inc. (the “Company”) is August 9, 2011 (the “Filing Deadline”). Despite diligent efforts, the Company could not submit its Form 10-Q by the Filing Deadline, without unreasonable effort and expense, due to last minute changes made at the request of the Company’s auditor, which the financial printer was unable to process in time to meet the Filing Deadline.
The Company presently expects to file its Form 10-Q on or before August 14, 2011, the fifth calendar day following its prescribed due date.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Steven M. Sherwyn	212	446-1407

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Care Investment Trust Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2011	By:	/s/ Steven M. Sherwyn
		Name:	Steven M. Sherwyn
		Title:	Chief Financial Officer and Treasurer